Form 6-K

P.E. 11/30/01

1-04039

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of NOVEMBER 2001

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(translation of registrant's name into English)

Shell Centre, London SE1

(address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(Registrant)

By ____________________

(Assistant Company Secretary)

Date 3 December 2001

K:\L S S L\Other\Form 6-K\6K Signatures.doc

NEWS RELEASE

▷ FOR IMMEDIATE USE: 1 NOVEMBER 2001

ROYAL DUTCH/SHELL ANNOUNCES THIRD QUARTER EARNINGS OF $2.7 BILLION

The Royal Dutch/Shell Group of companies today reported third quarter adjusted earnings, on a current cost of supplies basis, of $2.686 billion, 17% lower than in the same period last year. However, earnings for the nine month period reached another new record at $10.075 billion.

Commenting on the third quarter results, Philip Watts, Chairman of the Committee of Managing Directors, pointed to the impact of a "weaker overall business environment" with lower oil and gas prices as well as lower refining and chemical margins, but stressed that Shell's operations still demonstrated robust profitability and growth.

"We invested $2.4 billion in the quarter and produced a Return on Average Capital Employed (ROACE) of 21% over 12 months, compared with 17% a year ago," he said.

"Total hydrocarbon production was up 5% compared with last year and liquefied natural gas volumes were higher by 15%. At the same time, following the recent agreement with Texaco, the Oil Products business is establishing a further major growth platform and is set to become the leading gasoline retailer in the United States.

"Additionally we continued to show our expertise in technology and project management. Last month, Shell inaugurated the Malampaya deepwater gas facility in the Philippines. It came in on schedule and on budget. In the summer we commissioned the Brutus deepwater platform in the Gulf of Mexico, this project came in ahead of schedule and under budget. We are the developer and operator for both these projects."

He concluded: "We believe the figures are very encouraging in the light of current trading conditions and the continued uncertainty in the world economy. Delivering industry leading performance in terms of cash to shareholders reflects the robustness of our portfolio and cost base. I remain confident we will achieve consistently strong results from what is a world class business."

Ends

ENQUIRIES:
Shell International Media Relations **+44 (0) 20 7934 4323/3505**

NEWS RELEASE

FOR IMMEDIATE USE: 5 NOVEMBER 2001

SINOPEC AND SHELL LAUNCH THEIR FIRST COAL GASIFICATION JOINT VENTURE

Sinopec Corp. and Shell China BV and Shell (China) Limited (Shell) have signed a joint venture contract for a $136 million coal gasification project in Yueyang, Hunan Province in China. Sinopec Corp. and Shell each have a 50 per cent stake in the project.

The joint venture will build a coal gasification plant with a daily processing capacity of 2,000 tons of coal, which will use Shell's technology to convert coal into synthetic gas. The gas will be used as feedstock for the fertiliser plant owned by the Sinopec Baling branch company, replacing its current feedstock (naphtha). By doing so, the production cost of the fertiliser plant will be significantly reduced.

The Feasibility Study Report for the project was approved by the State Council in May.

After the signing, the joint venture contract will be submitted to the Ministry of Foreign Trade and Economic Cooperation for approval. Construction is expected to begin in the first quarter next year and the plant will be in operation in 2004.

Mr Wang Jiming, President of Sinopec Corp., said: "Sinopec and Shell have been co-operating for many years in a wide range of fields. I believe that the signing of this coal gasification project represents good progress following the Strategic Alliance Agreement entered between the two companies last year and will further speed up our co-operation in other projects."

Tan Ek Kia, Chairman of Shell Companies in North East Asia, said: "Shell has almost 30 years experience in developing and applying the coal gasification process, which has proved to be one of the most advanced technologies for the clean utilisation of coal in the world.

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"We believe it will help build a long-term profitable and environmental-friendly coal gasification plant in Yueyang, and provide reliable, clean and cost-effective feedstock for Sinopec's fertiliser. The coal gasification technology has potential for the wider application in the energy and chemical fields in China."

Ends

ENQUIRIES:

Shell (China) Company Limited	**Nick Wood/Catherine Min**	
	+86 10 65054501 ext. 2020/2025	
Sinopec Corp	**Chen Ge**	**+86 10 649900482**
Shell International Media Relations	**Kate Hill**	**+44 (0) 20 7934 2914**

NEWS RELEASE

▶ FOR IMMEDIATE USE: 8 NOVEMBER 2001

SHELL SELLS STAKE IN 12MOVE TO TISCALI

Shell Online BV (Shell) has finalised a memorandum of agreement for the sale of Shell's 40 per cent stake in 12Move, a European internet service provider, to Tiscali for EUR 16 million. Upon completion of the transaction, 12Move, with 450,000 active subscribers throughout the Netherlands, Germany and Denmark, will be wholly owned by Tiscali. 12Move was established as a joint venture between Shell and World Online in January 2000. Tiscali acquired World Online in December 2000.

Tim Morrison, CEO of Shell Internet Works said: "When we formed 12Move jointly with World Online, we saw it as a good opportunity to understand better how we should interact with our customers online, and to gain hands on experience with this new and rapidly growing channel. We have learned much from this venture, which will benefit other internet-related businesses we are developing.

"But, economies of scale are key to success in the ISP business. Although 12Move has a good presence in Germany, Holland and Denmark and continues to grow, we do not believe it is big enough to flourish on its own. Our partner, Tiscali, has established scale in Europe, and we feel it is in an excellent position to develop the service for 12Move's customers."

Ends

ENQUIRIES:

Shell International Media Relations	**Kate Hill**	**+44 (0) 20 7934 2914**
Tiscali, Smithfield Financial	**Nicholas Bastin**	
	Gudrun Henksmeier	**+44 (0) 20 7360 4900**
	Giuliana Paletti	
Tiscali, Image Building	**Simona Vecchies**	
	Mara Baldessari	**+39 02 89011 300**

Notes to Editors

12Move

12move is an Internet Service Provider (ISP) with 1.4 milli

on registered subscribers in Germany, the Netherlands and Denmark. It offers the general public internet access for the price of a phone call (usually at the local rate) with no fixed monthly fee.

Shell

The Royal Dutch/Shell Group of companies, "the Group", is a diverse group of energy companies with operations in more than 130 countries. The Group's businesses include oil and gas exploration and production; power generation; manufacturing, marketing and shipping of oil products and chemicals and renewable energy projects including wind and solar power. The Group's parent companies are Royal Dutch Petroleum Company which has a 60% interest in the Group and The "Shell" Transport and Trading Company plc which has a 40% interest in the Group. Shares in the parent companies are traded on stock exchanges in Europe and the USA.

Tiscali

Tiscali S.p.A., (Nuovo Mercato, Milan: TIS; Nouveau Marché, Paris: 005773), is one of the largest and fastest-growing Internet Communication Companies in Europe, providing access, content, applications and innovative communication services throughout Europe to approximately 7.1 million active subscribers, developing a monthly Internet traffic in excess of 19 billion minutes, and over 13 million monthly unique visitors to its websites as of 30 June 2001.

NEWS RELEASE

▶ FOR IMMEDIATE USE: 14 NOVEMBER 2001

SHELL, PACIFICORP & SEAWEST WINDPOWER BRING 50-MEGAWATT WIND FARM ON-LINE

Four months after breaking ground, 50 one-megawatt wind turbines line the northern reaches of the Foote Creek Rim, Wyoming, US, and have started delivering clean, renewable wind power to PacifiCorp's customers. The wind farm is owned by Rock River I, LLC, a subsidiary of Shell WindEnergy Inc., and was developed and constructed by SeaWest WindPower, Inc. The Rock River I facility exemplifies the possibilities in bringing new wind generation online quickly and efficiently.

Rock River I is the first major investment by Shell into the US wind market and represents a major step in achieving Shell Renewables' wind energy strategy by moving from experimental to commercial scale. More than 1,000 megawatts (mw) of wind energy projects are currently being progressed by Shell in the US, Europe and North Africa.

PacifiCorp has a 20-year agreement to purchase the entire output of the project from the Rock River I wind energy operation. The new facility will produce enough clean energy for more than 13,000 average homes in the West — while offsetting approximately 164,000 tons of greenhouse gases per year.

For PacifiCorp, the Rock River I project fulfils a commitment the company made at the time of its merger with ScottishPower to bring significant new renewable energy resources on-line for its customers. The power is a part of PacifiCorp's regulated energy portfolio. PacifiCorp operates as Pacific Power in Oregon, Washington, California and Wyoming, and as Utah Power in Idaho and Utah.

"We are delighted to see this project up and running. Wyoming, and indeed the US, has huge potential for wind energy and we intend to become a major player in the wind energy market here," said David Jones, Director of Shell WindEnergy Inc., part of Shell Renewables. "Wind energy is the fastest growing area of power generation worldwide and the US is an important part of our growth strategy in this area."

The project represents another significant step forward in PacifiCorp's aim to bring 1,000 mw of new renewable generation on-line by 2005.

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"New renewable power generation not only provides environmental benefits, it also improves the diversity and security of our region's power generating resources," explained Judi Johansen, PacifiCorp's CEO. "PacifiCorp has participated in wind energy research for 20 years. It's gratifying to see the technology and public support advance to the point where new wind power resources can be built quicker and be more cost-effective."

SeaWest's project manager Edward Maddox also praised the project. "It takes the co-ordinated commitment of a great development team, willing and able purchasers, and the support of landowners and state and federal agencies to bring these projects to completion," he said. "It is extremely satisfying to see these projects reach commercial operation knowing that they will provide clean, renewable energy long into the future."

SeaWest oversaw the development of the entire project, including assessing wind performance, engineering and designing, procuring turbines and assembling the construction contractors. SeaWest also designed and built the expansion to the PacifiCorp Foote Creek Substation, which will serve both Rock River I and the neighbouring Wyoming Wind Project. SeaWest will be responsible for the long-term operation and maintenance of the project.

Ends

ENQUIRIES:

Shell International Media Relations	**Cerris Tavinor**	**+44 (0) 20 7934 3045**
	Mike McGarry	**+1 212 218 3107**
PacifiCorp	**Deston Nokes**	**+1 503 813 7291**
SeaWest WindPower Inc	**Dave Roberts**	**+1 619 908 3440**

Notes to Editors

About Shell Renewables

Shell Renewables is part of the Royal Dutch/Shell Group of companies, and was established to develop commercial opportunities in solar and wind energy. In solar energy, Shell Renewables has recently joined the top tier players in the solar photovoltaics industry with its joint venture with Siemens Solar. The key objective for the solar business is to grow in line with the market, which is currently growing at around 25% a year. In the wind business, Shell is focusing on developing and operating wind farms, and selling 'green' electricity. These areas build on Shell's strengths including deal structuring, project management and offshore operations. Projects are being evaluated in Europe and North America. Shell's aim in the wind business in the next few years is to create a platform for growth that builds on its strengths. For more information, please visit www.shell.com/renewables.

About PacifiCorp

PacifiCorp is one of the leading developers of renewable power in the western US By 2005, PacifiCorp and its affiliates aim to bring 1,000 mw of new wind and geothermal energy on line. Currently the company brings renewable wind power from two facilities, the Wyoming Wind Energy Project (41.4 mw) and Rock River I. A nonregulated affiliate, PacifiCorp Power Marketing, Inc., is also scheduled to bring the Stateline Wind Project (265 mw) on the Washington-Oregon border in 2001. In addition, PacifiCorp owns and operates the 26 mw Blundell Geothermal Plant in Utah, which uses naturally created steam to generate electricity. It was announced in February 2001 by PacifiCorp Power Marketing, an affiliate of PacifiCorp and also a ScottishPower company. For more about the company's renewable power activities, visit its new Web site at www.PacifiCorp.net

About SeaWest

SeaWest WindPower, Inc. was founded in 1982, and is a leading independent and full service developer, builder, and long-term operator of utility-scale wind power projects around the world. The company has installed over 3,000 turbines totalling nearly 640 mw of projects in the US and Europe, with an additional 50 mw currently under construction. As well as actively developing projects throughout North America, Europe, and Latin America, SeaWest also has nearly 400 mw under operations and maintenance. For more information about SeaWest, please visit www.seawestwindpower.com, or contact Dave Roberts at (619) 908-3440.

A high-resolution photo of the Rock River I wind energy project can be found on the Internet, via anonymous FTP, at ftp://ftp.seawestwindpower.com/pub/press/photos/rockriver1.jpg. It can be accessed via standard web browsers or FTP tools.

NEWS RELEASE

▶ FOR IMMEDIATE USE: 15 NOVEMBER 2001

PICTURE SHELL - YOUNG PHOTOGRAPHERS CREATE NEW VISUAL TERRITORY FOR THE SHELL BRAND

Shell International Limited will unveil a new collection of photographs today from three young British photographers selected to interpret Shell's brand using images from the sea.

The project, called **picture Shell**, will provide the photographers with a showcase for their talents and Shell with a range of exciting new images that will both stimulate interest in and challenge ideas about the Royal Dutch/Shell Group of companies.

The photographers, Matthew Georgeson, Alex MacDonald and Mark Westerby, all based in London, in the UK, took uniquely different approaches to the brief. Matthew's work consists of bold studio photography of a wide range of marine animals. Alex's pictures of life on board a Scottish fishing vessel demonstrate the power of the sea, and convey a sense of survival, isolation, teamwork and danger. Mark explored the relationship between man and the sea through the community life of coastal villages of the Amazon Basin, Brazil.

"We are delighted with the results of our **picture Shell** project," said Raoul Pinnell, Vice President of Global Brands and Communications. "It is fascinating to see how these photographers each interpreted the Shell brand and I hope that the project provides an effective springboard for their future careers. Their work certainly provides Shell companies worldwide with excellent material to use in their marketing communications in the coming months and years."

The use of the **picture Shell** collection will be promoted in Shell through an internal website, a printed catalogue and an internal direct marketing programme using colour postcards.

About 150 people from the marketing and communications industries will attend the official launch at Shell Centre today, at which many of the new pictures will be displayed. Examples of Shell commercial artwork from the 1920s and 1930s will provide a backdrop to the new **picture Shell** collection.

Ends

Shell International Limited
Shell Centre
London SE1 7NA
Internet http://www.shell.com

Registered in England number 228931
Registered office: Shell Centre London SE1 7NA

ENQUIRIES:
Shell International Media Relations **+44 (0) 20 7934 3505/4323**

Marketplace Design **+44 (0)1235 554499**
www.marketplace-consultancy.co.uk

Mark Westerby **markwesterby@hotmail.com**
Matthew Georgeson **matt.georgeson@btinternet.com**
Alex MacDonald **alexmacd@dircon.co.uk**

Notes to Editors

UK observers will have seen the sea theme applied in recent television commercials and point-of-sale materials, for a new unleaded petrol - Shell Optimax - launched in the UK in September.

The oil company founded by Marcus Samuel in the 1890s was called Shell Transport and Trading Company in recognition of his father's business - a small shop in London's East End selling antiques, curios and oriental seashells. The seashell symbol was first registered by Shell as a trademark in 1900. Since then it has evolved many times (see attachment) to its modern graphic design, which was created by Raymond Loewy in 1971.

From the 1920s to the 1950s Shell commissioned poster work from young and well-established artists for use as lorry-bills (for the sides of delivery lorries), including Graham Sutherland, Paul Nash, Ben Nicholson, John Piper, Vanessa Bell, Edward McKnight Kauffer and H M Bateman. These became part of the Shell Advertising Art Collection, currently housed at the National Motor Museum, Beaulieu. Shell also continues to promote the heritage of communications materials through its support for the History of Advertising Trust, Ravingham, Norfolk.

NEWS RELEASE

▷ FOR IMMEDIATE USE: 15 NOVEMBER 2001

SHELL CHAIRMAN TO LEAD WORLD BUSINESS COUNCIL FOR SUSTAINABLE DEVELOPMENT

Philip Watts, Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies, has been appointed today as Chairman of the World Business Council for Sustainable Development (WBCSD). Mr Watts, who is co-chair of the WBCSD's Sustainable Mobility Project, will take on the council's chairmanship from January 2002 and hold the position for two years.

"I am honoured to become chairman of the WBCSD," said Mr Watts. "The WBSCD plays a vital role in helping both to challenge and encourage business, governments and institutions to address the issue of sustainable development.

"We have been working very hard at Shell for a number of years to place sustainable development at the heart of all our activities. The pursuit of sustainable development is good for our business, the planet and its people. We are all facing the challenge of balancing growth with sustainability. There is much to be done and I am looking forward to playing my part in moving towards this goal as Chairman of the WBCSD."

The World Business Council for Sustainable Development is a coalition of 160 international companies united by a shared commitment to sustainable development. Its members are drawn from more than 30 countries and 20 major industrial sectors. The WBCSD also benefits from a Global Network of 30 national and regional business councils and partner organisations involving some 700 business leaders globally.

Shell believes its companies need to deliver in two ways. Firstly, they need to deliver the profitability that provides competitive returns to shareholders and funds investment. Secondly, they must deliver on the economic, social and environmental requirements of sustainable development. Shell's commitment to sustainable development encompasses everything its companies do, oil and gas as much as renewables. That is why Shell is committed to a strategy that delivers excellent returns while contributing to the planet and its people.

ENQUIRIES:

Shell International Media Relations **+44 (0) 20 7934 3505**

NEWS RELEASE

▷ EMBARGOED UNTIL: 00:01 29 NOVEMBER 2001

SHELL WINS TOP AWARD

Philip Watts, the Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies, welcomed today the announcement that the 'Shell' Transport and Trading Company p.l.c. (ST&T) has been named Management Today magazine's 'Britain's Most Admired Company 2001'.

ST&T is one of the Shell Group's two parent companies: ST&T having a 40% interest in the Group and Royal Dutch Petroleum Company, with a 60% interest.

Mr Watts, who is also the Chairman of ST&T, said: "We are working extremely hard at Shell to keep raising our game, to provide excellent returns for our shareholders, to be a good employer and a responsible corporate citizen. It is very pleasing when our efforts and our progress are recognised. This is an award that everyone in the Shell Group can share, because all of our work is truly a team effort."

Management Today's 'Britain's Most Admired Company' has been running for 12 years. It is a UK index where the winners are selected by their peers in the British business community and the results are analysed by Nottingham Business School.

Shell also won three out of nine special awards:

* Financial soundness

* Value as a long-term investment

* Community and environmental responsibility

The Royal Dutch/Shell Group of Companies is a diverse group of energy companies with operations in more than 130 countries. The Group's businesses include oil and gas exploration and production; power generation; manufacturing, marketing and shipping of oil products and chemicals and renewable energy projects including wind and solar power.

Ends

ENQUIRIES:
Shell International Media Relations **James Herbert** **+44 (0) 20 7934 2713**